PE 12/30/2014

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





15005458

January 29, 2015

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 1-29-15

Re: NextEra Energy, Inc.
Incoming letter dated December 30, 2014

Dear Mr. Dye:

This is in response to your letters dated December 30, 2014 and January 14, 2015 concerning the shareholder proposal submitted to NextEra by Myra K. Young. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated NextEra's intention to exclude the proposal from NextEra's proxy materials solely under rule 14a-8(i)(9). We also have received letters on the proponent's behalf dated January 5, 2015 and January 14, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether NextEra may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: John Chevedden
*** FISMA OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA OMB Memorandum M-07-16 ***

January 14, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
NextEra Energy, Inc. (NEE)
Special Shareholder Meeting
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 30, 2014 company request concerning this rule 14a-8 proposal.

The company January 14, 2015 letter did not provide a date that the board approved the company proposal. However it appears to be after the December 5, 2014 submittal date of this proposal.

Thus the company proposal appears to be a pre-emptive maneuver after the shareholder proposal was submitted. The company submitted no evidence that it had ever planned or considered a 2015 special meeting proposal until after the shareholder proposal was submitted. Exchange Act Release No. 40018 (May 21, 1998) (the adopting release), shows that Rule 14a-8(i)(9) was never intended to be used to allow a company to substitute its own proposal "in response to" one submitted by a shareholder.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Myra K. Young

Scott Seeley <Scott.Seeley@nexteraenergy.com>

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

January 14, 2015

VIA E-MAIL *(shareholderproposals@sec.gov)*

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
shareholderproposals@sec.gov

Re: NextEra Energy, Inc.
Shareholder Proposal of Myra K. Young

Ladies and Gentlemen:

We are writing on behalf of the Company to respond to John Chevedden's letter to the staff dated January 5, 2015, in which he objects to the Company's omission from its 2015 Proxy Materials of the Proponent's proposal requesting that the Company's "board . . . take the steps necessary (unilaterally if possible) to amend [the Company's] bylaws and each appropriate governing document to give holders in the aggregate of 10% of [the Company's] outstanding common stock the power to call a special shareowner meeting." For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in our letter to the staff dated December 30, 2014.

As explained in our initial letter, the Proposal directly conflicts with the Company Proposal, which would amend the Company's Charter to permit holders of 25% of the Company's outstanding common shares to call a special meeting of shareholders, and therefore is excludable under Rule 14a-8(i)(9). Mr. Chevedden appears to be confused about the terms of the Company Proposal. He implies that the Company Proposal would allow only 25% of shareholders "with at least one-year of continuous stock ownership" to call a special meeting of shareholders. While Mr. Chevedden does not explain how a one-year continuous ownership requirement would affect the excludability of the Proposal under Rule 14a-9, in fact the Company Proposal has no such requirement, and nothing in our initial letter suggests that it does. The Charter currently permits holders of a majority of the Company's outstanding stock entitled to vote on a matter to call a special meeting of shareholders to vote on the matter. The Company Proposal will ask shareholders to approve an amendment to the Charter to lower the threshold needed to call a special meeting to 25% of the stock outstanding. Nothing would be added to the Charter or any other document to condition eligibility to call a special meeting on satisfaction of a minimum holding period.

Mr. Chevedden also asserts that the Company Proposal is "incomplete" because it does not make clear "whether the 25% threshold could be net long shares." While we are unsure what clarification of the Company Proposal this assertion seeks (the Company Proposal would apply to "holders" of the Company's stock), the absence of a discussion of net long positions from the Company Proposal does not have any bearing on whether the two proposals address the same subject matter. In fact, the absence of a discussion of net long positions from the Company Proposal makes the two proposals even more similar, because the Proposal, too, lacks any discussion of net long positions.

In our view, the arguments made in the Proponent's letter are not relevant to the issue presented. We therefore remain of the view that the Company may exclude the Proposal from its 2015 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737 or Alan.Dye@hoganlovells.com.

Sincerely,



Alan L. Dye

cc: John Chevedden
Scott Seeley, NextEra Energy, Inc.

JOHN CHEVEDDEN

*** FISMA OMB Memorandum M-07-16 ***

January 5, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
NextEra Energy, Inc. (NEE)
Special Shareholder Meeting
Myra K. Young

Ladies and Gentlemen:

This is in regard to the December 30, 2014 company request concerning this rule 14a-8 proposal.

The no-action request is incomplete because it is not clear whether the 25% threshold could be net long shares.

If it takes 25% of NextEra shareholders, from only those shareholders with at least one-year of continuous stock ownership, to call a special meeting then potentially 50% of NextEra shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to a NextEra one-year restriction. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Thus it could take 50% of the remaining NextEra shares merely to call for a special meeting. In many states 10% of shareholders can call a special meeting – regardless of the length of ownership.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Myra K. Young

Scott Seeley <Scott.Seeley@nexteraenergy.com>



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(9)

December 30, 2014

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: NextEra Energy, Inc.
Shareholder Proposal of Myra K Young

Dear Ladies and Gentlemen:

On behalf of NextEra Energy, Inc. (the "***Company***"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "***Commission***") of the Company's intention to exclude from its proxy materials for its 2015 Annual Meeting of Shareholders (the "***2015 Proxy Materials***") a shareholder proposal and supporting statement (the "***Proposal***") submitted by John Chevedden on behalf of Myra K. Young (the "***Proponent***"). We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(9).

Copies of the Proposal, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB No. 14D***"), this letter and its exhibit are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibit also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned.

The Company intends to file its definitive 2015 Proxy Materials with the Commission more than 80 days after the date of this letter.

SUMMARY OF THE PROPOSAL

On December 5, 2014, the Company received from Mr. Chevedden an e-mail transmitting the Proposal and a letter from the Proponent dated November 17, 2014 requesting that the Proposal be included in the 2015 Proxy Materials. The Proposal includes the following resolution:

> Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

BASIS FOR EXCLUSION OF THE PROPOSAL

The Company believes that it may omit the Proposal from its 2015 Proxy Materials, in reliance on Rule 14a-8(i)(9), because the Proposal directly conflicts with a Company-sponsored proposal to amend the Company's Articles of Incorporation (the "***Charter***") to permit holders of 25% of the Company's outstanding common shares to call a special meeting of shareholders, which the Company intends to submit to shareholders for approval at its 2015 Annual Meeting of Shareholders.

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998). Rather, where a shareholder proposal and a Company-sponsored proposal both address the same issue, *e.g.*, the right of shareholders to call special meetings, but provide for different share ownership thresholds to establish eligibility to call a special meeting (e.g., 10% of outstanding shares versus 25%), the two proposals would present alternative and conflicting decisions for shareholders and, if submitted to shareholders for a vote at a single meeting of shareholders, could lead to inconsistent and ambiguous results (if, for example, both proposals were approved).

Currently, the Company's Charter and its Bylaws provide that holders of not less than a majority of all of the outstanding shares of the Company may call a special meeting of shareholders. The Company's board of directors, however, has approved, and directed management to prepare and submit to shareholders for approval at the 2015 Annual Meeting of Shareholders, a Company-sponsored proposal (the "***Company Proposal***") to amend the Company's Charter to permit shareholders owning at least 25% of the Company's outstanding common shares to call special meetings. Should the Company Proposal be approved, the Board of Directors would make conforming changes to the Company's Bylaws. The Proposal addresses the same subject matter as the Company Proposal, but recommends that the right to call special meetings be available to shareholders holding 10% or more of the Company's outstanding common shares, as opposed to 25% or more as proposed by the Company. Accordingly, the Proposal directly conflicts with the Company Proposal, and submitting both the Proposal and the Company Proposal to shareholders could result in inconsistent and ambiguous results.

The staff has consistently granted no-action relief under Rule 14a-8(i)(9) where a shareholder-sponsored special meeting proposal contained an ownership threshold that differed from a company-sponsored special meeting proposal to be submitted for a vote at the same meeting of shareholders. A shareholder-sponsored proposal is excludable even if the minimum ownership threshold proposed by the shareholder is lower than the threshold proposed by the company. In *Deere & Co.* (Oct. 31, 2014), for example, the staff allowed exclusion of a special meeting proposal under Rule 14a-8(i)(9) where the proposal would have established a minimum ownership threshold of 20% of the company's outstanding common stock, and the Company intended to include in its proxy statement its own special meeting proposal establishing a minimum ownership threshold of 25% of the outstanding common stock. See also *eBay Inc.* (Jan. 13, 2012) (allowing exclusion of a shareholder proposal requesting that the company amend its governing documents to give holders of 10% of the company's outstanding common stock the power to call a special meeting where a company proposal sought a minimum threshold of 25% of the voting power of all outstanding shares of capital stock); *Dover Corp.* (Dec. 5, 2013) (allowing exclusion of a shareholder proposal to allow holders of at least 10% of the outstanding common stock to call a special meeting where a company proposal sought a minimum threshold of 25%); *AmerisourceBergen Corp.* (Nov. 8, 2013) (same); *The Walt Disney Co.* (Nov. 6, 2013) (same); *United Continental Holdings, Inc.* (Feb. 14, 2013) (same); *Advance Auto Parts, Inc.* (Feb. 8, 2013) (same); *United Natural Foods, Inc.* (Sep. 10, 2014) (allowing exclusion of a shareholder proposal to adopt a 15% ownership threshold where company's proposal sought a 25% threshold); *Aetna Inc.* (Mar. 14, 2014) (same); *Yahoo! Inc.* (Mar. 6, 2014) (same); *CF Industries Holdings, Inc.* (Feb. 19, 2014) (same); *Quest Diagnostics Inc.* (Feb. 19, 2014) (same); *Con-way Inc.* (Jan. 22, 2014) (same); *Kansas City Southern* (Jan. 22, 2014) (same).

The issue presented by the Proposal is the same issue addressed in the letters cited above. As described above, the Proposal seeks an amendment to the Company's Bylaws or other governing documents to permit shareholders owning at least 10% of the Company's outstanding common shares to call a special meeting, whereas the Company Proposal seeks an amendment to the Company's Charter to permit shareholders owning at least 25% of the Company's outstanding common shares to call a special meeting. Because of this conflict between the two proposals, inclusion of both proposals in the 2015 Proxy Materials would present alternative and conflicting proposals for decision by the Company's shareholders and would create the potential for inconsistent and ambiguous results.

CONCLUSION

For the reasons discussed above, the Company believes that it may omit the Proposal from its 2015 Proxy Materials in reliance on Rule 14a-8(i)(9). We respectfully request that the staff concur with the Company's view and confirm that the staff will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2015 Proxy Materials.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at Alan.Dye@HoganLovells.com.

Sincerely,



Alan L. Dye

Enclosures

cc: John Chevedden
Scott Seeley, NextEra Energy, Inc.

EXHIBIT A

The Proposal and Related Correspondence

See attached.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 05, 2014 11:59 PM
To: Alissa E. Ballot
Cc: Seeley, Scott
Subject: Rule 14a-8 Proposal (NEE)``

Dear Ms. Ballot,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 05, 2014 11:59 PM
To: Alissa E. Ballot
Cc: Seeley, Scott
Subject: Rule 14a-8 Proposal (NEE)``

Dear Ms. Ballot,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

FISMA & OMB Memorandum M-07-16

Ms. Alissa E. Ballot
Corporate Secretary
NextEra Energy, Inc. (NEE)
700 Universe Boulevard
Juno Beach, FL 33408
PH: 561-694-4000
PH: 561-691-7721
FX: 561-694-4999
FX: 561-691-7702

Dear Corporate Secretary,

I am pleased to be a shareholder in NextEra Energy, Inc. (NEE) and appreciate the leadership our company has shown. However, I also believe NextEra has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Myra K. Young

November 17, 2014
Date

cc: investors@nexteraenergy.com
cc: John Chevedden

[NEE: Rule 14a-8 Proposal, December 5, 2014]

Proposal 4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 10% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Florida law allows 10% of shareholders to call a special meeting and dozens of companies have adopted the 10% threshold. Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting.

This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

In 2014 NextEra Energy shareholders favored improving our corporate governance as this proposal will do. NextEra Energy shareholders gave 73% support to a 2014 shareholder proposal to change certain voting thresholds to a more democratic 51% standard.

Please vote to enhance shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

W. Scott Seeley
Vice President, Compliance & Corporate Secretary



December 12, 2014

Via Email:FISMA & OMB Memorandum M-07-16***

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal for NextEra Energy, Inc. ("NextEra Energy") 2015 Annual Meeting

Dear Mr. Chevedden:

We are in receipt of your e-mail dated December 5, 2014, which transmitted (1) a shareholder proposal dated December 5, 2014 relating to amending our charter and bylaws to permit holders of an aggregate of ten percent of NextEra Energy common stock to call a special meeting of shareholders (the "Proposal") and (2) a letter from Myra K. Young, dated November 17, 2014, appointing you as Ms. Young's agent to submit an unidentified proposal to us on her behalf. We received the e-mail on December 5, 2014.

The purpose of this letter is to inform you that, for the following reasons, we believe that your submission does not comply with Rule 14a-8 under the Securities Exchange Act of 1934 and therefore is not eligible for inclusion in NextEra Energy's 2015 proxy statement.

As you know, Rule 14a-8(b) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. Our records do not list Myra K. Young as a record holder of NextEra Energy's common stock. Because she is not a record holder, her ownership may be substantiated in either of two ways:

1. you may provide a written statement from the record holder of the shares of NextEra Energy common stock beneficially owned by her, verifying that, on December 5, 2014, when you submitted the Proposal, she had continuously held, for at least one year, the requisite number or value of shares of NextEra Energy's common stock; or

2. you may provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting her ownership of the requisite number or value of shares of NextEra Energy's common stock as of or before the date on which the one-year eligibility period began, together with your written statement that she continuously held the shares for the one-year period as of the date of the statement.

As you know, the staff of the SEC's Division of Corporation Finance has provided guidance to assist companies and shareholders with complying with Rule 14a-8(b)'s eligibility criteria. This guidance, contained in Staff Legal Bulletin No. 14F (October 18, 2011) and Staff Legal Bulletin No. 14G (October 16, 2012), clarifies that proof of ownership for Rule 14a-8(b) purposes must be provided by the "record holder" of the securities, which is either the person or entity listed on the Company's stock records as the owner of the securities or a DTC participant (or an affiliate of a DTC participant). A proponent who is not a record owner must therefore obtain the required written statement from the DTC participant through which the proponent's securities are held. If a proponent is not certain whether its broker or bank is a DTC participant, the proponent may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank that holds the proponent's securities is not on DTC's participant list, the proponent must obtain proof of ownership from the DTC participant through which its securities are held. If the DTC participant knows the holdings of the proponent's broker or bank, but does not know the proponent's holdings, the proponent may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required number or value of securities had been continuously held by the proponent for at least one year preceding and including the date of submission of the proposal (December 5, 2014) with one statement from the proponent's broker or bank confirming the required ownership, and the other statement from the DTC participant confirming the broker or bank's ownership.

For the Proposal to be eligible for inclusion in NextEra Energy's 2015 proxy materials, the information requested above must be furnished to us electronically or be postmarked no later than 14 calendar days from the date you receive this letter. If the information is not provided, NextEra Energy may exclude the Proposal from its proxy materials pursuant to Rule 14a-8(f).

The requested information may be provided to the undersigned at W. Scott Seeley, Vice President Compliance & Corporate Secretary, NextEra Energy, Inc., PO Box 14000, 700 Universe Boulevard, Juno Beach, FL 33408-0420, or by facsimile at: 561-691-7702.

In accordance with SEC Staff Legal Bulletin Nos. 14 and 14B, a copy of Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference.

If you respond in a timely manner to this letter and cure the aforementioned deficiency, NextEra Energy will review the Proposal. Please note that, in accordance with Exchange Act Rule 14a-8, a proposal may be excluded on various grounds.

Very truly yours,



W. Scott Seeley

Enclosures

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



NEE
Post-it® Fax Note 7671 | Date 12-22-14 | # of pages ▸
To Scott Seeley | From John Chevedden
Co./Dept. | Co.
Phone # | Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 561-691-7702 | Fax #

12/19/2014

Myra Young
FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Myra Young,

Pursuant to your request, this letter is to confirm that as of the date of this letter, Myra K. Young held, and had held continuously for at least thirteen months, 100 shares of NextEra Energy (NEE) common stock in her account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Brandon Schifferdecker
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

FISMA & OMB Memorandum M-07-16

Ms. Alissa E. Ballot
Corporate Secretary
NextEra Energy, Inc. (NEE)
700 Universe Boulevard
Juno Beach, FL 33408
PH: 561-694-4000
PH: 561-691-7721
FX: 561-694-4999
FX: 561-691-7702

Dear Corporate Secretary,

I am pleased to be a shareholder in NextEra Energy, Inc. (NEE) and appreciate the leadership our company has shown. However, I also believe NextEra has unrealized potential that can be unlocked through low or no cost corporate governance reform.

I am submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year and I pledge to continue to hold the required amount of stock until after the date of the next shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that I am delegating John Chevedden to act as my agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Myra K. Young

November 17, 2014
Date

cc: Investors@nexteraenergy.com
cc: John Chevedden

Notes:
Myra K. Young, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the final proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

W. Scott Seeley
Vice President, Compliance & Corporate Secretary



December 12, 2014

Via Email: ***FISMA & OMB Memorandum M-07-16***

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal for NextEra Energy, Inc. ("NextEra Energy") 2015 Annual Meeting

Dear Mr. Chevedden:

We are in receipt of your e-mail dated December 5, 2014, which transmitted (1) a shareholder proposal dated December 5, 2014 relating to amending our charter and bylaws to permit holders of an aggregate of ten percent of NextEra Energy common stock to call a special meeting of shareholders (the "Proposal") and (2) a letter from Myra K. Young, dated November 17, 2014, appointing you as Ms. Young's agent to submit an unidentified proposal to us on her behalf. We received the e-mail on December 5, 2014.

The purpose of this letter is to inform you that, for the following reasons, we believe that your submission does not comply with Rule 14a-8 under the Securities Exchange Act of 1934 and therefore is not eligible for inclusion in NextEra Energy's 2015 proxy statement.

As you know, Rule 14a-8(b) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. Our records do not list Myra K. Young as a record holder of NextEra Energy's common stock. Because she is not a record holder, her ownership may be substantiated in either of two ways:

1. you may provide a written statement from the record holder of the shares of NextEra Energy common stock beneficially owned by her, verifying that, on December 5, 2014, when you submitted the Proposal, she had continuously held, for at least one year, the requisite number or value of shares of NextEra Energy's common stock; or



NEE

Post-it® Fax Note 7671	Date 12-22-14	# of pages ▸
To Scott Seeley	From Jon Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 561-691-7702	Fax #	

12/19/2014

Myra Young
FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Myra Young,

Pursuant to your request, this letter is to confirm that as of the date of this letter, Myra K. Young held, and had held continuously for at least thirteen months, 100 shares of NextEra Energy (NEE) common stock in her account ending in ***FISMA & OMB Memorandum M-07-16*** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Brandon Schifferdecker
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13